# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Londian Wason New Energy Tech Inc., CIK 0002006960
CUSIP: 54179A109
Title of class of securities: Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: TL-7A, SHENZHEN BAY PLAZA,, NO. 2233 SOUTH KEYUAN RD, NANSHAN DIST., SHENZHEN, China (F4), 518054
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001569395

## Reporting persons
- Mirae Asset Global Investments Co., Ltd.: type of reporting person: parent holding company or control person (HC), non-U.S. institution (FI); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 35,488,829; sole dispositive power 0; shared dispositive power 35,488,829; aggregate amount beneficially owned 35,488,829 (9% of the class)
- Mirae Asset Partners IX Private Equity Fund: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 35,488,829; sole dispositive power 0; shared dispositive power 35,488,829; aggregate amount beneficially owned 35,488,829 (9% of the class)
- Odin 8, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 35,488,829; sole dispositive power 0; shared dispositive power 35,488,829; aggregate amount beneficially owned 35,488,829 (9% of the class)
- Alexandria III Corp. Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 35,488,829; sole dispositive power 0; shared dispositive power 35,488,829; aggregate amount beneficially owned 35,488,829 (9% of the class)

## Item 1. Issuer
Name of issuer: Londian Wason New Energy Tech Inc.
Address of issuer's principal executive offices: TL-7A, SHENZHEN BAY PLAZA,, NO. 2233 SOUTH KEYUAN RD, NANSHAN DIST., SHENZHEN, CHINA, 518054.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of Mirae Asset Global Investments Co., Ltd. ("MAGIC"), Mirae Asset Partners IX Private Equity Fund (the "Fund"), Odin 8, LLC (the "LLC") and Alexandria III Corp. Limited ("Alexandria") (each a "Reporting Person" and, collectively, the "Reporting Persons").

Alexandria, the record holder of the securities being reported on this Schedule 13G, is wholly owned by the LLC, which is wholly owned by the Fund. MAGIC is the general partner of the Fund. As such, MAGIC has voting and dispositive control of the securities held of record by Alexandria, and MAGIC's voting and dispositive decisions with respect to investments are made by an investment committee of three or more members (currently six members) (the "Committee"). The filing of this Schedule 13G shall not be construed as an admission that any such Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act") or for any other purpose, the beneficial owner of such shares. The Reporting Persons are filing this Schedule 13G jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), and not as members of a group.
Address of principal business office or, if none, residence:
The following address is the principal business office for each of the Reporting Persons:

12F, Tower1
33 Jong-ro, Jongno-gu
Seoul, 03159, Republic of Korea
Citizenship: Each of MAGIC, the Fund and the LLC is organized under the laws of the Republic of Korea. Alexandria is organized under the laws of Hong Kong.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses of the Reporting Persons to Row (9) of the cover pages of this Statement are incorporated herein by reference.

The Ordinary Shares are held of record by Alexandria, which is wholly owned by the LLC, which is wholly owned by the Fund. MAGIC is the general partner of the Fund. Each of the LLC, the Fund and MAGIC is included as a Reporting Person solely by reason of its direct or indirect ownership or control of Alexandria, and the shares reported on the cover page of each Reporting Person are the same shares held of record by Alexandria. The shares reported on the cover page are not additive, and the Reporting Persons collectively beneficially own no shares other than those held of record by Alexandria.

All voting and investment decisions with respect to such shares are made solely by an investment committee of MAGIC consisting of three or more members (currently six members) acting by majority vote (the "Committee"). No individual member of the Committee has the power to direct the voting or disposition of such shares. No officer, director, manager or other person at Alexandria, the LLC, or the Fund has any voting or dispositive power over such shares independent of the Committee.

Each Reporting Person other than MAGIC disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. The filing of this Schedule 13G shall not be construed as an admission that any such Reporting Person is, for purposes of Section 13(d) of the Act or for any other purpose, the beneficial owner of such shares. The Reporting Person are filing this Statement jointly, but not as members of a group, and each disclaims membership in a group.
Percent of class:
The response of the Reporting Person to Row (11) of the cover pages of this Statement are incorporated herein by reference.

The ownership percentages are calculated based on 393,922,705 Ordinary Shares outstanding, which includes (i) 390,792,185 Ordinary Shares outstanding after the Issuer's initial public offering ("IPO"), as reported by the Issuer in the Prospectus Supplement filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the "SEC") on August 14, 2026 and (ii) 3,130,520 Ordinary Shares represented by 626,104 American Depositary Shares that were issued on September 10, 2026 pursuant to the partial exercise of the underwriters' over-allotment grant in connection with the IPO, as reported by the Issuer on Form 6-K filed with the SEC on September 11, 2026.
Sole power to vote or to direct the vote: The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.
Shared power to vote or to direct the vote: The responses of the Reporting Person to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.
Sole power to dispose or to direct the disposition: The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.
Shared power to dispose or to direct the disposition: The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mirae Asset Global Investments Co., Ltd.: /s/ Chang-Hoon Choi, Chief Executive Officer (11/06/2026)
- Mirae Asset Partners IX Private Equity Fund: /s/ Chang-Hoon Choi, Representative Director (11/06/2026)
- Odin 8, LLC: /s/ Young Hyun Kong, Director (11/06/2026)
- Alexandria III Corp. Limited: /s/ Young Hyun Kong, Director (11/06/2026)